March 2, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE
Washington, D.C. 20549

Attn:	Dillon Hagius

Re:	InterPrivate IV InfraTech Partners Inc.

Amendment No. 1 on Form S-1

Filed February 26, 2021

File No. 333-253191

Dear Mr. Hagius:

On behalf of our client, InterPrivate IV InfraTech Partners Inc. (the “Company”), we are writing to submit the Company’s response to the comment of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) set forth in its letter, dated March 2, 2021, relating to the Company’s Amendment No. 1 on Form S-1 filed with the Commission on February 26, 2021 (the “Form S-1”).

We have set forth below the comment of the Staff in bold and the Company’s response thereto. Capitalized terms used herein but not defined herein have the meanings given to such terms in the Form S-1.

Amendment to Form S-1

Our Company, page 1

1.	We note your response to comment one. Your statements that your sponsor invests in partnership with family offices and that InterPrivate maintains strong relationships with family offices does not explain the nature of the relationships or define “family offices.” Please provide more information about the relationships with the family offices. What distinguishes family offices from the independent private and venture capital sponsors you invest in partnership with? Is there common ownership or control?

Response: The Company respectfully advises the Staff that a “family office” is a privately held entity established by a wealthy individual or family to service his, her or its investments and wealth management, as contrasted with independent private or venture capital sponsors that typically manage third party investments. The Company advises the Staff that none of the family offices described in the Form S-1 are affiliates of the Company or its sponsor, InterPrivate Acquisition Management IV, LLC.

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United States Securities and Exchange Commission

March 2, 2021

Please do not hesitate to contact Joel Rubinstein of White & Case LLP at (212) 819-7642 with any questions or comments regarding this letter.

Sincerely,

/s/ Joel Rubinstein

cc:	Ahmed Fattouh, InterPrivate IV InfraTech Partners Inc.